August 4, 2005

Zip+4 Code: 20077-9366

Via Fax & U.S. Mail

Mr. Mariano Costamagna
Chief Executive Officer
Impco Technologies, Inc.
16804 Gridley Place
Cerritos, California 90703

RE: Impco Technologies, Inc. (the "Company")
**   Form 10-K for the year ended December 31, 2004**
**   File No. 1-15143**

Dear Mr. Costamagna:

We received your letter dated July 28, 2005, and have the following comment.

Please respond within 15 business days. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Form 10-Q for the period ended March 31, 2005
Note 7. Business Acquisition

We have reviewed your response to our prior comment number 13 but do not believe that your response adequately addressed the concerns raised in our prior comment. As previously requested, please tell us and revise the notes to your financial statements to disclose the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill in connection with the BRC acquisition. Refer to the requirements of paragraph 51b of SFAS No.141. Additionally, as previously requested, please explain why no identifiable intangibles apart from goodwill were recognized in connection with this acquisition transaction.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Tom M. Costales, CFO
                (562) 924-8069